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                                                                      EXHIBIT 12

               PEARSON PLC AND ALL AMERICAN COMMUNICATIONS, INC.
                      ANNOUNCE COMPLETION OF TENDER OFFER

London and Santa Monica, Calif. (November 5, 1997) - Pearson plc
(London Stock Exchange: PSON) and All American Communications, Inc. (Nasdaq:
AACI/AACIB) today announced completion by Pearson's wholly owned subsidiary, Pearson Merger Company, Inc., of its cash tender offer for all of All American's outstanding shares at $25.50 per share.

The offer expired at 12:00 midnight, New York City Time, on Tuesday, November 4, 1997. Based upon a preliminary count, 11,858,173 shares of All American had been validly tendered and not withdrawn, constituting approximately 97% of the aggregate outstanding shares of All American. Pearson Merger Company, Inc. has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer.

As soon as practicable, Pearson Merger Company, Inc. will merge with and into All American and each share of All American not previously purchased in the tender offer (other than shares held by stockholders who exercise dissenters rights under Delaware law) will be converted into the right to receive $25.50 in cash.

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